FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software to Present at Roth OC Growth Stock Conference

PRESS RELEASE

Magic Software to Present at Roth OC Growth Stock Conference

Guy Bernstein, Chairman, to Present Magic Software and its Future Cloud Strategy on

Tuesday March 16 at 5:30 pm Pacific Time

Or Yehuda, Israel, March 9, 2010 -- Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of application platforms and business and process integration solutions, announced today that its chairman, Guy Bernstein will be presenting the Company and its hybrid cloud vision to investors at the Roth OC Growth Stock Conference, being held on March 15-17, at the Ritz Carlton, Laguna Niguel, California. The presentation is scheduled for Tuesday, March 16, 2010 at 5:30 pm Pacific Time.

Guy Bernstein will be available for one-on-one meetings throughout the conference. Interested investors should contact: ir@magicsoftware.com and/or the conference organizers at conference@roth.com.

Guy Bernstein, Magic Software’s chairman, commented; “We continue to experience a growing demand for our application and integration platforms which enable enterprises and software vendors to build innovative and cost effective end-to-end business solutions. We are planning to leverage our expertise in this industry by adding cloud based development and deployment capabilities, all in a single, fully integrated service offering. As part of this strategy, we will fill the increasing demand for rapid, cloud-based application development tools that, nevertheless, do not limit customers to a cloud-only deployment model. Our hybrid architecture allows customers to benefit from the time-to-market advantages of building applications in the cloud while giving them the freedom to deploy both in the cloud and on-premise without the need to code from scratch. I will discuss our improved operational results, leading solutions and future strategy at the Roth Conference”.

About the 22nd Annual Roth OC Growth Conference

The conference brings together executives from over 350 growth companies. This event is designed to provide investors with a unique opportunity to gain insight into small- and mid-cap growth companies across a variety of sectors. It will feature an ‘Enterprise-Software track’ with presentations from some of the leading software companies, including Magic Software, in the fields of application infrastructure, data integration, business process management, business intelligence, field service optimization, mobility, SaaS platforms, legacy modernization, CRM and more.

To receive an invitation to this invite-only event email conference@roth.com or contact your ROTH representative at (800) 933-6830.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of multi-channel application platform solutions – including client/server, Rich Internet Applications (RIA) and mobile - and business and process integration solutions. Magic Software has 10 offices worldwide and a presence in over 50 countries with a global network of ISV’s, system integrators, value-added distributors and resellers and consulting and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.  All other trademarks are the trademarks of their respective owners.

For more information:

Corporate Contact:

Arita Mattsoff

Magic Software

Tel. +972 (0)3 538 9292

Email: ir@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 09, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software to Present at Roth OC Growth Stock Conference

Exhibit 10.1